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                              February 17, 2023

       Dennis Nelson
       Chief Financial Officer
       Salona Global Medical Device Corporation
       6160 Innovation Way
       Carlsbad, California 92009

                                                        Re: Salona Global
Medical Device Corporation
                                                            Form 10-K for the
Fiscal Year Ended February 28, 2022
                                                            Filed May 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended November 30, 2022
                                                            Filed January 17,
2023
                                                            File No. 333-255642

       Dear Dennis Nelson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended February 28, 2022

       Management's Discussion and Analysis and Results of Operations Non-GAAP Measures, page 30

   1. The table on page 30 appears to give more prominence to the non-GAAP Adjusted
                                                        EBITDA measure over the
GAAP net loss since you only include the non-GAAP
                                                        measure. Please revise
future filings to include your GAAP net loss in that table or revise to remove Adjusted
EBITDA. Refer to Item 10(e)(1)(i) of Regulation S-K and Question
                                                        102.10 of the Non-GAAP
Financial Measures Compliance and Disclosure
                                                        Interpretations Updated
December 13, 2022.
   2. We note that you have excluded transaction costs including legal, financial, audit and US
                                                        & Canadian regulatory
expenses in Adjusted EBITDA. Please quantify the amounts
 Dennis Nelson
FirstName LastNameDennis
Salona Global Medical DeviceNelson
                             Corporation
Comapany17,
February  NameSalona
            2023       Global Medical Device Corporation
February
Page 2 17, 2023 Page 2
FirstName LastName
         included in these transaction costs and explain to us how the exclusion of these costs is consistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures
         Compliance and Disclosure Interpretations Updated December 13, 2022. Financial Statements
Consolidated Statement of Operations and Comprehensive Loss, page F-3

3. Please explain to us how the presentation of net (loss) income before the undernoted and amortization of intangible assets, depreciation of property and equipment, amortization of right-of-use assets, transaction costs and regulatory expenses, and provision for impairment included below operating expenses is consistent with the guidance in Article
         8 of Regulation S-X and SAB Topic 11B, which indicates that depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. In addition, this presentation appears to result in a non-GAAP measure that is based on individually tailored accounting principles as it does not contemplate all operating expenses. Refer to the requirements guidance in Question 100.04 of the Non-GAAP Financial Measures
         Compliance and Disclosure Interpretations Updated December 13, 2022.
Note 4. Acquisitions
Assets Acquired from ALG-Health, LLC, page F-18

4. We see from your disclosure that you completed an asset acquisition of certain assets from
         ALG for up to a maximum of 21 million nonvoting Class A shares of the company subject to the achievement of certain revenue and EBITDA targets. Further, we see that ALG has yet to earn the right to exchange any of its non-voting shares in ALG Health Plus for nonvoting Class A shares of the company and as a result, no purchase price has been allocated to these assets. Provide us with your calculation of the purchase price for the
         ALG assets and tell us how you recorded the acquisition of these assets at closing.
Simbex LLC Purchase Price, page F-18

5. We see that the total purchase price for Simbex was approx. $12.5 million. Please provide us with your consideration of the requirements of Rule 3-05 of Regulation S-X for the acquisition, including your calculation of the significance tests as set forth under Rule
         1-02(w).
6. In this regard, we note your disclosure that Simbex generated over $8,000,000 in audited revenues in 2020 with reported gross margins of 50% and was cash flow positive. We noted similar unaudited information related to the Mio-Guard acquisition as well. Please tell us why you believe that disclosure of unaudited information is appropriate or remove it in future filings.
 Dennis Nelson
FirstName LastNameDennis
Salona Global Medical DeviceNelson
                             Corporation
Comapany17,
February  NameSalona
            2023       Global Medical Device Corporation
February
Page 3 17, 2023 Page 3
FirstName LastName
Form 10-Q for the Quarterly Period Ended November 30, 2022

Note 4. Acquisitions
Mio-Guard LLC, page 20

7. We see your disclosure that the acquisition of Mio-Guard was comprised of $589,340 of cash and Salona stock at closing, and on future periods on an earnout basis, however the tabular calculation of the purchase price that follows does not appear to include the cash payment. Please advise.
8. Please provide us with your consideration of the requirements of Rule 3-05 of Regulation
         S-X for the DaMar acquisition, including your calculation of the significance tests as set forth under Rule 1-02(w).
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37

9. Please revise future filings to provide a more comprehensive and quantified discussion and analysis of your results of operations, including the factors that impacted your results between comparative periods. You should also discuss how much of the increase in revenues was from acquisitions or changes in volume, selling prices or product mix. Refer to the requirements of Item 303(b)(2) of Regulation S-K.
Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 40

10. We note that Disclosure Controls and Procedures and Internal Control over Financial
         Reporting were effective in your February 28, 2022 Form 10-K. However, you indicate in this filing that you concluded as of November 30, 2022, the Company s disclosure controls and procedures were not effective. We also note your disclosure that there have not been any changes to internal control over financial reporting. Please explain to us why you concluded that controls and procedures were not effective as of November 30,
         2022, including providing details of any material weaknesses that were identified in your assessment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Dennis Nelson
Salona Global Medical Device Corporation
February 17, 2023
Page 4



        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 with any questions.



                                                         Sincerely,
FirstName LastNameDennis Nelson
                                                     Division of Corporation
Finance
Comapany NameSalona Global Medical Device Corporation
                                                     Office of Industrial
Applications and
February 17, 2023 Page 4                             Services
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